Exhibit 99.2

VEDL/Sec./SE/16-17/16

March 30, 2017

BSE Limited	National Stock Exchange of India Limited
Phiroze Jeejeebhoy Towers	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai - 400 001	Mumbai – 400 051
Scrip Code: 500295	Scrip Code: VEDL

Dear Sir(s),

Sub: Changes in the Composition of the Board of Directors

The Board of Directors of the Company at their meeting held today, have considered and approved:

1.	Re-appointment of Mr. Thomas Albanese, Whole-Time Director & Chief Executive Officer (DIN: 06853915) for a further period till August 31, 2017 subject to approval of Shareholders in the next General Meeting;

2.	Appointment of Mr. K Venkataramanan (DIN: 00001647) as an Additional Director and Non-Executive Independent Director (Additional Director) on the Board of the Company for a period of 3 years w.e.f. April 1, 2017 to hold office till the ensuing Annual General Meeting of the Company. Press release made by the Company in this regard is attached herewith.

3.	Resignation of Ms. Anuradha Dutt, Non-Executive Independent Director (DIN: 00145124) from the Board of the Company w.e.f. March 31, 2017 due to other commitments.

We request you to kindly take the above information on record.

Thanking you,

Yours faithfully,

For Vedanta Limited

Bhumika Sood

Company Secretary & Compliance Officer

Encl: as above

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurugram – 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. T +91 022 66434500 I Fax +91 022 66434530

CIN: L13209MH1965PLC291394

PRESS RELEASE

For Immediate Release	March 30, 2017

Vedanta Limited

L&T’s former MD, K. Venkataramanan joins Vedanta Limited Board

Vedanta Limited announced that the Board of Directors in their meeting on 30th March 2017 approved the appointment of Mr K. Venkataramanan as an Independent non-executive director with effect from April 1, 2017.

Mr Venkataramanan was CEO & Managing Director, Larsen & Toubro Limited (L&T) from April, 2012 and also served on the L&T Board from May, 1999 until his retirement in September, 2015.

Mr Venkataramanan, in his four decades of experience at Larsen & Toubro has spearheaded the company’s foray in the world of E&C, strengthened every aspect of EPC value chain and transformed L&T to one of the respected names in the global EPC fraternity.

Mr Venkataramanan’s induction will help broaden the diversity of the Vedanta Board, and add considerable expertise particularly in the areas of hydrocarbons and large scale project management.

Mr Navin Agarwal, Chairman of Vedanta Limited, said “I am delighted to welcome KV to our Board. His unparalleled strength and global experience in our sector will support our delivery of the next phase of growth at Vedanta, and I look forward to his significant contributions to the board.”

Mr. Venkataramanan said “I am excited to be joining the Board of Vedanta Limited, a company which has excelled in the Indian natural resources sector. It will be my endeavour to effectively participate in Vedanta’s journey of achieving excellence in the sector.”

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurugram – 122002, Haryana, India

T +91 124 4593000 | Website: www.vedantalimited.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. T +91 022 66434500 I Fax +91 022 66434530

CIN: L13209MH1965PLC291394